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                             March 23, 2023

       Kobi Kagan
       Chief Financial Officer
       ELBIT SYSTEMS LTD
       Advanced Technology Center
       PO Box 539
       Haifa 3100401, Israel

                                                        Re: ELBIT SYSTEMS LTD
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Response Letter
dated March 20, 2023
                                                            File No. 000-28998

       Dear Kobi Kagan:

              We have reviewed your March 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 14, 2023 letter.

       Form 20-F for the Year Ended December 31, 2021

       Note 23. Major Customers and Geographic Information, page F-73

   1. We note from your response that you intend to modify your segment disclosure to transition from one
reportable segment to five reportable segments starting with the Form
                                                        20-F for the year ended
December 31, 2022. Please explain to us whether you determined the change in the
number of segments was due to an error in your identification of operating segments and
if so, please tell us how you evaluated the materiality of the error on your financial
statements and related disclosures and the impact on your conclusions regarding the
effectiveness of internal controls over financial reporting and disclosure controls and procedures
.. If you do not believe this was an error, please explain why. In this regard, it appears
from your response that the change was due to evaluating
 Kobi Kagan
ELBIT SYSTEMS LTD
March 23, 2023
Page 2
         judgements regarding the application of ASC 280 during the year end process, rather than a change in your business or to information used by the CODM to allocate resources or assess performance. Please explain.

2. We note from your response that you intend to modify the notes to the financial statements to provide information related to the newly identified segments. Please review the guidance in ASC 280-10-50 and ensure your revised disclosure provides all information required by this guidance.
       You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at
(202) 551-3629 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKobi Kagan                                 Sincerely,
Comapany NameELBIT SYSTEMS LTD
                                                             Division of
Corporation Finance
March 23, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName